

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2006

Mr. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
225 North 13th Avenue
Laurel, Mississippi 39440

> **Re:**   **Sanderson Farms, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed December 29, 2005**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2006**
> **Filed February 28, 2006**
> **File No. 001-14977**

Dear Mr. Cockrell:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Business, page 2

Competition, page 10

1.   We ordinarily anticipate that disclosing the identity of customers accounting for
        more than 10 percent of consolidated sales would be necessary to comply with
        Regulation S-K, Item 101(c)(1)(vii). Expand your disclosure to explain your
        rationale in determining that the loss of such customers would not be material.

Management's Discussion and Analysis, page 21

Hurricane Katrina, page 27

2.   Please expand your disclosure to describe the manner by which you calculated
        "unrecognized lost profits and expenses" of $5.1 million, including the various
        elements comprising this measure, and to identify the financial statement line
        items exhibiting this fluctuation. Also disclose the manner by which you intend
        to record any recovery of such profits and expenses once you have finalized
        matters with your insurance provider. Please make similar changes to your
        disclosure in Note 2 – Hurricane Receivable, on page 38 of your Form 10-KSB,
        and to the corresponding information in your Form 10-QSB.

Consolidated Statements of Stockholders' Equity, page 34

3.   The guidance in paragraph 54 of SFAS 128 and SAB Topic 4:C requires the
        effects of stock dividends and stock splits to be applied retroactively in
        calculating earnings per share and in the equity section of the balance sheet. We
        believe that the presentation in the equity statement should be consistent with
        these requirements, in recasting share activity and any related adjustments
        between par value, additional paid-in capital and retained earnings, to give effect
        to stock dividends and stock splits. Such items would be appropriately displayed
        on a separate line item as adjustments to the beginning balances of the earliest
        period presented to comply with Rule 3-04 of Regulation S-X. Accordingly,
        please revise your statements to show the effect of your January 29, 2004 three-
        for-two stock split retroactively.

        Additionally, please expand your disclosure on page 38 to explain how you
        determined the adjustments from retained earnings and paid-in capital,
        sufficiently to understand how your accounting compares to that prescribed under
        paragraphs 10 through 16 of ARB 43 Chapter 7 Section B, and FRC Section 214.

Notes to Consolidated Financial Statements, page 36

Note 10 – Shareholder Rights Agreement

4.   We note you disclose that the exercise price of a right has been established at $75, and that once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. However, you also state that the rights may be redeemed by the Board of Directors at $0.01 per right. Please expand your disclosure to clarify your intention with respect to issuance of these shareholder rights. Explain the relevance of these arrangements and how they work together to achieve the intended results. For example, explain why the right holders would want to pay $75 for one one-hundredth of a share, and what benefits they would get if the Board has the right to redeem at $0.01 per right.

Note 11 – Other Matters, page 43

5.   We note your disclosure of a pending lawsuit with 84 plaintiffs, which the Court has severed into six separate trials scheduled during 2006 and 2007. Please expand your disclosure to specify the amount that you have accrued, and your estimate of the amount or range of reasonably possible additional loss, if material, to comply with paragraphs 9 and 10 of SFAS 5, and SAB Topic 5:Y, IRQ 4. If you believe these amounts are not material, you may submit this information on a supplemental basis for review.

Quarterly Financial Data, page 47

6.   Please expand your disclosure to include gross profit, as required by Item 302(a)(1) of Regulation S-K. Please ensure that any depreciation, depletion and amortization amounts attributable to your cost of sales are included in your gross profit measures.

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

Management's Discussion and Analysis, page 10

Results of Operations, page 11

7.   Please expand your disclosure to quantify the various factors contributing to your $30.5 million reduction in operating income for the three months ended January 31, 2006 as compared to the three months ended January 31, 2005.

Legal Proceedings, page 17

8.   Please expand your disclosure to clarify whether the Court's final mandate on January 24, 2006 resulted in release of your loss accrual, and if so, the effect this had on your reported results of operations. If not, please indicate whether you had no accrual or otherwise believed that it needed to be retained.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief